EXHIBITS

Exhibit Number		Page
	Copies of the disclosure letters that PLDT Inc. (“PLDT” or the “Company”) filed on February 28, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following: (a) separation of officers of the Company; and (b) press release entitled “PLDT Files 2024 Annual Report with Sustainability Report on Form 17-A with the Philippine Securities and Exchange Commission.”	9

February 28, 2025

The Philippine Stock Exchange, Inc. 6/F Philippine Stock Exchange Tower 28th Street corner 5th Avenue Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission 7907 Makati Avenue, Salcedo Village, Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the separation of officers of the Company.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,347 As of January 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.1

1.
February 28, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
Philippines 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.
Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8.
(632) 8250-0254

Issuer's telephone number, including area code

9.
Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.
Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose the separation of the following officers of PLDT Inc. (the “Company”):

(a)
Ms. Minerva M. Agas, a Vice President of the Company, effective March 1, 2025, due to mandatory retirement; and

(b)
Mr. Paolo Jose C. Lopez, a Vice President of the Company, effective March 1, 2025, due to voluntary separation.

These events are not expected to have any significant impact on the Company’s current or future operations, financial position, or results of operations.

Pursuant to the requirements of the Securities and Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 28, 2025

February 28, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (“PLDT” or the “Company”) entitled “PLDT Files 2024 Annual Report with Sustainability Report on Form 17-A with the Philippine Securities and Exchange Commission.”

This submission shall also serve as our compliance with Section 17.1 of the Securities and Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number

P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E
M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,347 As of January 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.1

1.
February 28, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
Philippines 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.
Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8.
(632) 8250-0254

Issuer's telephone number, including area code

9.
Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.
Item 4 (Resignation, Removal or Election of Directors or Officers)

We submit herewith the press release of PLDT Inc. (“PLDT” or the “Company”) entitled “PLDT Files 2024 Annual Report with Sustainability Report on Form 17-A with the Philippine Securities and Exchange Commission.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 28, 2025

PLDT pressrelease

PLDT FILES 2024 ANNUAL REPORT WITH SUSTAINABILITY REPORT ON FORM 17-A

WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION

MANILA, Philippines, 28th February 2025 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that it has filed its Annual Report with Sustainability Report on Form 17-A for the fiscal year ended 31st December 2024 with the Philippine Securities and Exchange Commission.

The document has been posted at the PLDT website at:

https://main.pldt.com/investor-relations/annual-and-sustainability-reports#phil-sec-filing

Shareholders of PLDT may receive hard copies of the Annual and Sustainability Report (magazine type) free of charge, upon request and once the report is available.

PLDT Investor Relations:

Jinggay Nograles

Email: PLDT_IR_Center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://www.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : March 3, 2025